UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BANCO ITAÚ CHILE
(Name of the Issuer)

Ricardo Villela Marino
Milton Maluhy Filho
Diego Fresco Gutiérrez
Matias Granata
Pedro Paulo Giubbina Lorenzini
Pedro Samhan Escandar
Luis Octavio Bofill Genzsch
(Names of Persons Filing Statement)

American Depositary Shares
(Each Representing One-Third of One Share of Common Stock, no par value per share)
(Title of Class of Securities)

45033E105
(CUSIP Number of Class of Securities)

Shares of Common Stock, no par value per share
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)

Cristián Toro Cañas
General Counsel
Banco Itaú Chile
Presidente Riesco 5537
Las Condes
Santiago, Chile
(562) 2660-1751
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With a copy to
Manuel A. Orillac
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
This statement is filed in connection with (check the appropriate box):
☐    a.
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐   b.
The filing of a registration statement under the Securities Act of 1933.

☒   c.
A tender offer.

☐   d.
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Introduction
This Rule 13e−3 Transaction Statement on Schedule 13E−3 (this “Schedule 13E−3”) is being filed by each of the signatories hereto (each, a “Filing Person”) in his individual capacity. The Filing Persons are directors (the “Directors”) of Banco Itaú Chile, a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”). This Schedule 13E−3 is being filed in connection with a tender offer by ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), an indirect wholly owned subsidiary of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”). The Purchaser has offered to purchase (1) any and all of the outstanding shares of common stock, no par value per share (the “Common Shares”) of the Company, other than Common Shares currently owned directly or indirectly by IUH or its affiliates, from all U.S. holders of Common Shares (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) (“U.S. Holders”) for 8,500.00 Chilean pesos per Common Share and (2) any and all of the outstanding American Depositary Shares (the “ADSs” and together with the Common Shares, the “Shares”) of the Company, with each ADS representing one-third of one Common Share, for 2,833.3333 Chilean pesos per ADS (such offers, as may be amended or supplemented from time to time, the “U.S. Offer”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated as of June 6, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Purchaser on June 6, 2023 (as may be amended or supplemented from time to time, the “Schedule TO”). The purchase price for Shares accepted for payment pursuant to the U.S. Offer will be payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks and financial institutions conduct authorized exchange transactions in Chile, as calculated by the Central Bank of Chile (Banco Central de Chile) and published in the Official Gazette of Chile, pursuant to No. 1 of Title VII of Chapter I of the International Exchange Rules Compendium of the Central Bank of Chile, two Chilean banking business days immediately prior to the Settlement Date (as defined below). Through a concurrent all cash tender offer in Chile (as may be amended or supplemented from time to time, the “Chilean Offer” and together with the U.S. Offer, the “Offers”), the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned directly or indirectly by IUH or its affiliates, including Shares held by U.S. Holders. Except as otherwise required by applicable law and regulations, the Purchaser intends to consummate the U.S. Offer concurrently with the Chilean Offer.
Non-U.S. Holders will not be permitted to tender their Common Shares in the U.S. Offer. ADSs (whether or not held by U.S. Holders) may only be tendered in the U.S. Offer. ADSs may not be tendered in the Chilean Offer. However, holders of ADSs may surrender their ADSs and obtain delivery of the underlying Common Shares registered in the name of that holder and tender such Common Shares into the Chilean Offer. The price offered for Common Shares in the Chilean Offer is the same on a per Common Share basis as the price offered in the U.S. Offer, payable in Chilean pesos under the terms described in the prospectus relating to the Chilean Offer.
The U.S. Offer is currently scheduled to expire at 5:30 p.m., New York Time, on July 5, 2023 (the “Expiration Date”), unless and until the Purchaser, in its sole discretion (but subject to the applicable rules and regulations of the SEC), shall have extended the period of time during which the U.S. Offer will remain open, in which event the term, “Expiration Date,” will mean the latest time and date at which the U.S. Offer, as so extended by the Purchaser, shall expire. The Chilean Offer is expected to expire on the same date and at the same time as the U.S. Offer. In the event that the Chilean Offer is extended beyond July 5, 2023 for any reason, Purchaser intends to also extend the U.S. Offer so that the U.S. Offer tender period coincides with the tender offer period for the Chilean Offer.
On the third Chilean calendar day after the expiration date for the Chilean Offer, the Purchaser will publish an advertisement in two Chilean newspapers, El Líbero and El Mostrador, announcing the results of the Offers. All payments for Shares accepted for purchase pursuant to the Offers will be made within four Chilean business days following the announcement of the results of the Offers (the date of such payment, the “Settlement Date”).

Chilean law requires each member of the board of Directors (the “Board”) of the Company, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to the convenience (conveniencia) of the Offers for the Company’s shareholders. Chilean law does not require a recommendation of the Company or the members of the Board that the shareholders accept or reject the Offers or that the Company take any position with respect thereto. The Company therefore has not expressed an opinion and remains neutral with respect to the Offers.
Certain information set forth in the Schedule TO and the Offer to Purchase is hereby expressly incorporated herein by reference in response to items required in this Schedule 13E−3 as stated below.
Item 1.   Summary Term Sheet
Regulation M-A Item 1001.
The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information
Regulation M-A Item 1002.
(a)
Name and Address.

The name of the Company is Banco Itaú Chile. The address of the principal executive offices of the Company is Presidente Riesco 5537, Las Condes, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (562) 2660-1751.
(b)
Securities.

The subject class of securities is the Common Shares and ADSs. As of May 29, 2023, there were 216,340,749 Common Shares and 6,388,779 ADSs outstanding.
(c)
Trading Market and Price.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER — Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.
(d)
Dividends.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER — Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.
(e)
Prior Public Offerings.

None.
(f)
Prior Stock Purchases.

None.
Item 3.   Identity and Background of Filing Person(s)
Regulation M-A Item 1003(a) through (c).
(a)
Name and Address.

The name, business address and business telephone number of each Filing Person is as follows:
Ricardo Villela Marino, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile	Milton Maluhy Filho, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile

Telephone 562-2660-1751	Telephone 562-2660-1751
Diego Fresco Gutiérrez, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751	Matias Granata, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
Pedro Paulo Giubbina Lorenzini, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751	Pedro Samhan Escandar, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751
Luis Octavio Bofill Genzsch, director c/o Banco Itaú Chile Presidente Riesco 5537 Las Condes Santiago, Chile Telephone 562-2660-1751

(b)
Business and Background of Entities.

Not applicable.
(c)
Business and Background of Natural Persons.

Set forth below is the name, citizenship, present and principal occupation or employment and material occupations, positions, offices or employments for the past five years of each Filing Person.
Name & Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ricardo Villela Marino Brazil	Ricardo Villela Marino became a director on April 11, 2016 and on July 27, 2022 was appointed as chairman of our board of directors. Mr. Marino has served as a member of the board of IUH since 2010 and as its nonexecutive vice chairman since 2020. Mr. Marino has also been the chairman of IUH’s Latin America Strategic Council since 2018. He has held several positions at the IUH Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
Milton Maluhy Filho Brazil	Milton Maluhy Filho became a director on January 1, 2019 and on July 27, 2022 was appointed as vice-chairman of our board of directors. Mr. Maluhy has been the Chief Executive Officer at the IUH Group since 2021, having served as CFO and CRO as well. Previously, Mr. Maluhy was the Chief Executive Officer of then Itaú Corpbanca (now Banco Itaú Chile) between April 1, 2016 and December 31, 2018, responsible for the merger of Corpbanca and Banco Itaú Chile. He joined the IUH Group in 2002, was elected Officer in 2007 and became a partner in 2010. Previously, he was CEO of Rede S.A. (former Redecar S.A.), a card-processing subsidiary, and Executive Director at IUH, responsible for the

Name & Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
management of the credit card segment and retail store alliances. Previously, he worked at Itaú BBA, holding leadership positions in areas such as international, products, operations, treasury, and trading desk. Prior to joining the group, he worked at J.P. Morgan, Crédit Commercial de France (CCF Brazil) and Lloyds TSB.
Diego Fresco Gutiérrez Uruguay	Diego Fresco Gutiérrez became a director on March 24, 2022. He previously served as an alternate director between March 28, 2018 and March 23, 2022. Mr. Fresco is currently a member of the Audit Committee of Banco Itaú Chile and of Itaú Corpbanca Colombia. He is director and audit committee member of StoneCo as well as audit committee member of Votorantim Cimentos S.A. Mr. Fresco previously served as a partner at PwC — São Paulo (2000 to June 2013) in the Capital Markets and Accounting Advisory Services area and prior to that held several positions at PwC in Uruguay (1998 to 2000 and 1990 to 1997) and in the United States (1997 to 1998). He is a Certified Public Accountant registered in the State of Virginia (United States) since 2002 (Registration 27,245) and a Contador registered with the Regional Council of Accountancy of the State of São Paulo.
Matias Granata Argentina	Matias Granata became a director on January 27, 2021. Mr. Granata is a Partner in the Partners Program and a Member of the Executive Committee at the IUH Group. He is currently the Chief Risk Officer (CRO) of the IUH Group, responsible for the risks department since 2021. He has held several positions at the IUH Group, including Officer responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks (2014 to 2021).
Pedro Paulo Giubbina Lorenzini Brazil	Pedro Paulo Giubbina Lorenzini became a director on March 24, 2022. Mr. Lorenzini is a Member of the Partners Program and has been an Officer of the Executive Committee at the IUH Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments at the IUH Group and for its operations in South America (Argentina, Paraguay, Uruguay and the Company), having held the position of Executive Officer (2021). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. — Brasil, Bolsa, Balcão (2021-2023 two-year period). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was the Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012) and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA)

Name & Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
(2010 to 2021).
Pedro Samhan Escandar Chile	Pedro Samhan Escandar became a director on September 27, 2016. Mr. Samhan was formerly a member of the Board of Citibank in Panama and Costa Rica. Before that, he was the CFO of Banco de Chile between 2008 and 2014 and was appointed as director of Banchile Trade Services Limited. Previously, Mr. Samhan was the CFO of Citigroup Chile for several years. He served as a member of the board of directors of Cruz Blanca Seguros de Vida from 1994 to 1997, AFP Habitat from 1996 to 2006 and Compañía Minera Las Luces from 1994 to 1996. Mr. Samhan was CFO of Citicorp for Caribbean and Central America from 1990 to 1993 and investment banking head of Citicorp Chile from 1988 to 1990.
Luis Octavio Bofill Genzsch Chile	Luis Octavio Bofill Genzsch received a law degree from the Pontificia Universidad Católica de Valparaíso. He is a partner and founder of Bofill Mir Abogados. He has focused his more than 30 years of legal professional practice in corporate and commercial matters, advising local and international clients in several areas and industries, including public and private organizations. Also, he has been an academic since 1991, including Professor of Commercial Law at the School of Law of the Universidad de Chile. He is a member of the list of arbitrators at the Center of Arbitration and Mediation of the Santiago Chamber of Commerce, member of the List of Experts for the integration of the Arbitration Court for the Concessions Law and member of the Chilean Bar Association. He has been a board member at several close and publicly traded companies in Chile, in several industries.
None of the Filing Persons have been convicted in a criminal proceeding during the past five years. In addition, none of the Filing Persons were party to any judicial or administrative proceeding related to a violation of federal or state securities laws during the past five years.
Item 4.   Terms of the Transaction
Regulation M-A Item 1004(a) and (c) through (f).
(a)
Material Terms.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“THE U.S. OFFER — Section 1. Terms of the U.S. Offer”
“THE U.S. OFFER — Section 2. Acceptance for Payment and Payment for Shares”
“THE U.S. OFFER — Section 3. Procedure for Tendering into the U.S. Offer — Tender of Common Shares”
“THE U.S. OFFER — Section 3. Procedures for Tendering into the U.S. Offer — Tender of ADSs”
“THE U.S. OFFER — Section 4. Withdrawal Rights”
(c)
Different Terms.

None.

(d)
Appraisal Rights.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet — Are appraisal rights available with respect to the U.S. Offer?”
“Special Factors — Section 5. Appraisal Rights; Supermajority Shareholders’ Matters and Additional Banking Requirements; Rule 13e-3”
(e)
Provisions for Unaffiliated Security Holders.

None.
(f)
Eligibility for Listing or Trading.

None.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(a) through (c) and (e).
(a)
Transactions.

None.
(b)
Significant Corporate Events.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Introduction”
“Special Factors — Background of the Offers”
“Schedule I — Information About the Directors and Executive Officers of Purchaser, IUH and Each Person Controlling Purchaser and IUH”
(c)
Negotiations or Contracts.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 8. Related Party Transactions” is incorporated herein by reference.
(e)
Agreements Involving the Subject Company’s Securities.

None.
Item 6.   Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(b) and (c)(1) through (8).
(b)
Use of Securities Acquired.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer-Purpose of the U.S. Offer” is incorporated herein by reference.
(c)(1)-(8)   Plans.
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer-Purpose of the U.S. Offer”

“Special Factors — Section 3. Effects of the U.S. Offer”
“THE U.S. OFFER — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations”
Item 7.   Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013.
(a)
Purposes.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer-Purpose of the U.S. Offer” is incorporated herein by reference.
(b)
Alternatives.

Not applicable.
(c)
Reasons.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer-Reasons for the U.S. Offer” is incorporated herein by reference.
(d)
Effects.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Special Factors — Section 4. Effects of the U.S. Offer”
“Special Factors — Section 6. Interests of Certain Persons in the Offers”
“THE U.S. OFFER — Section 5. Material U.S. and Chilean Income Tax Consequences”
“THE U.S. OFFER — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations”
Item 8.   Fairness of the Transaction
Regulation M-A Item 1014.
(a)-(b)   Fairness; Factors Considered in Determining Fairness.
Each of the Filing Persons, each a Director but acting in his individual capacity, as required by Chilean law, has stated in his respective reasoned opinion letter (each an “Opinion Letter” and collectively, the “Opinion Letters”), such Filing Person’s view as to whether the Offers are convenient or inconvenient for the Company’s shareholders. Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini, and Pedro Samhan Escandar have expressed their reasoned opinion that the Offers are convenient for the Company’s shareholders who wish to tender their respective Shares into the Offers. Luis Octavio Bofill Genzsch has expressed his reasoned opinion that the Offers are inconvenient for the Company’s shareholders. The Directors indicate that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis. Such Opinion Letters describe the material factors and reasons on which each respective Director’s opinion is based. English translations of the Opinion Letters are attached to this Schedule 13E−3 as Exhibit (a)(2). The Company has not expressed an opinion and remains neutral with respect to the Offers.

(c)
Approval of Security Holders.

The U.S. Offer is not conditioned upon approval of at least a majority of unaffiliated security holders of the Company.
(d)
Unaffiliated Representative.

None.
(e)
Approval of Directors.

Although the Directors issued their Opinion Letters, acting in their individual capacity, as to whether the Offers are convenient or inconvenient for the Company’s shareholders, none of the Directors has approved the Offers in his capacity as a Director, and the Company has not expressed an opinion on the Offers and remains neutral with respect to the Offers.
(f)
Other Offers.

None.
Item 9.   Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015.
(a)-(c)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

None.
Item 10.   Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007.
(a)-(b)   Source of Funds; Conditions.
The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“Summary Term Sheet — Do you have the financial resources to make payment?”
“THE U.S. OFFER — Section 9. Source and Amount of Funds”
(c)
Expenses.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
“THE U.S. OFFER — Section 9. Source and Amount of Funds”
“THE U.S. OFFER — Section 14. Fees and Expenses”
The Filing Persons, as Directors of the Company, have not incurred any direct expenses in connection with the Offers. The Company estimates that it will incur legal expenses of approximately $540,000 and printing cost of approximately $40,000 for its benefit and the benefit of the Filing Persons acting in their individual capacities.
(d)
Borrowed Funds.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER — Section 9. Source and Amount of Funds” is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company
Regulation M-A Item 1008.
(a)
Securities Ownership.

None of the Filing Persons own Shares.
(b)
Securities Transactions.

None.
Item 12.   The Solicitation or Recommendation
Regulation M-A Item 1012(d) and (e).
(d)
Intent to Tender or Vote in a Going-Private Transaction.

After making reasonable inquiry, the Filing Persons understand that none of the Directors (including the alternate director) or, except as provided below, the executive officers of the Company owns Shares. On the basis of such inquiry, the Filing Persons understand that Julián Acuña and Marcela Jiménez own Shares and intend to tender them in the Offers.
(e)
Recommendations of Others.

Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to the convenience (conveniencia) of the Offers for the Company’s shareholders. Chilean law does not require a recommendation of the Company or the members of the Board that the shareholders accept or reject the Offers or that the Company take any position with respect thereto. The Company therefore has not expressed an opinion and remains neutral with respect to the Offers.
Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini, and Pedro Samhan Escandar, each a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are convenient for the Company’s shareholders who wish to tender their respective Shares into the Offers. Luis Octavio Bofill Genzsch, a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are not convenient for the Company’s shareholders. The directors indicate that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis. The factors and reasons considered by each such member of the Board are described in their respective Opinion Letters.
Item 13.   Financial Information
Regulation M-A Item 1010.
(a)
Financial Statements.

The information set forth in the Offer to Purchase under the caption “THE U.S. OFFER — Section 7. Certain Information Concerning the Company — Financial Information” is incorporated herein by reference.
(b)
Pro Forma Information.

Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009.
(a)
Solicitations or recommendations.

Neither the Filing Persons, nor any person acting on any of their behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on their behalf concerning the Offers.
(b)
Employees and Corporate Assets.

Not applicable.

Item 15.   Additional Information
Regulation M-A Item 1011(b) and (c).
(b)
Golden Parachute Compensation.

Not applicable.
(c)
Other Material Information.

None.
Item 16.   Exhibits
(a)
Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Schedule TO, dated June 6, 2023 (incorporated by reference to the Purchaser’s Schedule TO, including the exhibits thereto, filed with the SEC on June 6, 2023)
Exhibit (a)(2)	English translations of the opinion letters delivered by each Filing Person.

(b)
Filing Fee Table

Exhibit No.	Description
Exhibit 107	Filing fee table

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 12, 2023
/s/ Ricardo Villela Marino

Name: Ricardo Villela Marino
Title:  Director
/s/ Milton Maluhy Filho

Name: Milton Maluhy Filho
Title:  Director
/s/ Diego Fresco Gutiérrez

Name: Diego Fresco Gutiérrez
Title:  Director
/s/ Matias Granata

Name: Matias Granata
Title:  Director
/s/ Pedro Paulo Giubbina Lorenzini

Name: Pedro Paulo Giubbina Lorenzini
Title:  Director
/s/ Pedro Samhan Escandar

Name: Pedro Samhan Escandar
Title:  Director
/s/ Luis Octavio Bofill Genzsch

Name: Luis Octavio Bofill Genzsch
Title:  Director